UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____ ).

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF JUNE 2009
Medellín, Colombia, July 14, 2009
Bancolombia S.A. (“Bancolombia”) (CIB) reported unconsolidated net income of Ps. 76.0 billion for the month ended June 30, 2009. Net income for Bancolombia on an unconsolidated basis totaled Ps. 555.1 billion for the first six months of 2009, decreasing 5.1% as compared to the same period last year.
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Net interest income, including interest from investment securities, totaled Ps. 207.0 billion in June 2009. For the six month period ended June 30, 2009, net interest income totaled Ps. 1,361.4 billion, increasing 12.6% as compared to the same period last year.

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Net fees and income from services totaled Ps. 72.7 billion in June 2009. For the six month period ended June 30, 2009, net fees and income from services totaled Ps. 411.9 billion, which represents an increase of 10.1% as compared to the same period of 2008.

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Other operating income registered a loss of Ps. 971 million in June 2009. For the six month period ended June 30, 2009, other operating income totaled Ps. 189.2 billion, decreasing 51.2% as compared to the same period last year, driven by the negative impact in the item line of income from derivative financial instruments caused by a Ps 122.8 billion charge during the six month period ended June 30, 2009, related to rule changes concerning valuation methodologies for derivative instruments established by the Colombian regulator. The Bank finished amortizing the reduction in the carrying value of derivatives in June 2009. In addition, other operating income for the six month period ended June 30, 2008 was positively impacted by sales of equity securities, as the Bank recorded gains on sales of investment securities of Ps 40.7 billion related to the sale of interest in Multienlace S.A. Bancolombia notes that a considerable part of other operating income comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

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Net provisions charges totaled Ps. 50.5 billion in June 2009. Net provisions totaled Ps. 390.8 billion for the six month period ended June 30, 2009, which represents an increase of 48.3% as compared to the same period of 2008.

•
Operating expenses totaled Ps. 154.5 billion in June 2009. For the six month period ended June 30, 2009, operating expenses totaled Ps. 963.8 billion, increasing 13.4% as compared to the same period of 2008.

Total assets (unconsolidated) amounted to Ps. 40.4 trillion, gross loans amounted to Ps. 28.5 trillion, deposits totaled Ps. 26.6 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 6.0 trillion.
Bancolombia’s unconsolidated level of past due loans (overdue more than 30 days) as a percentage of total loans was 3.58% as of June 30, 2009, and the coverage for past due loans was 144.1% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of June 2009, was as follows: 21.8% of total net loans, 20.8% of total checking accounts, 20.1% of total savings accounts, 18.1% of time deposits and 19.5% of total deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Jun09/May09		Annual
(Ps Millions)	Jun-08	May-09	Jun-09	$	%	%
ASSETS
Cash and due from banks	2,938,279	2,777,275	3,122,909	345,634	12.45%	6.28%
Overnight funds sold	511,510	1,147,132	1,058,060	-89,072	-7.76%	106.85%
Total cash and equivalents	3,449,789	3,924,407	4,180,969	256,562	6.54%	21.19%

Debt securities	3,877,645	4,699,784	4,474,220	-225,564	-4.80%	15.38%
Trading	1,366,837	1,607,765	1,414,063	-193,702	-12.05%	3.46%
Available for Sale	1,166,200	953,675	932,541	-21,134	-2.22%	-20.04%
Held to Maturity	1,344,608	2,138,344	2,127,616	-10,728	-0.50%	58.23%
Equity securities	1,102,699	1,231,034	1,230,581	-453	-0.04%	11.60%
Trading	9,956	6,603	6,013	-590	-8.94%	-39.60%
Available for Sale	1,092,743	1,224,431	1,224,568	137	0.01%	12.06%
Market value allowance	-30,224	-19,150	-19,162	-12	0.06%	-36.60%
Net investment securities	4,950,120	5,911,668	5,685,639	-226,029	-3.82%	14.86%

Commercial loans	18,139,452	22,409,207	22,447,533	38,326	0.17%	23.75%
Consumer loans	3,787,185	3,649,345	3,646,500	-2,845	-0.08%	-3.71%
Small business loans	116,391	126,484	136,404	9,920	7.84%	17.19%
Mortgage loans	2,228,130	2,230,508	2,279,445	48,937	2.19%	2.30%
Allowance for loans and financial leases losses	-1,017,627	-1,487,443	-1,468,350	19,093	-1.28%	44.29%
Net total loans and financial leases	23,253,531	26,928,101	27,041,532	113,431	0.42%	16.29%

Accrued interest receivable on loans	345,271	392,362	380,143	-12,219	-3.11%	10.10%
Allowance for accrued interest losses	-23,394	-28,998	-29,784	-786	2.71%	27.31%
Net total interest accrued	321,877	363,364	350,359	-13,005	-3.58%	8.85%

Customers’ acceptances and derivatives	102,004	270,521	137,495	-133,026	-49.17%	34.79%
Net accounts receivable	548,273	363,447	394,422	30,975	8.52%	-28.06%
Net premises and equipment	558,468	691,565	694,446	2,881	0.42%	24.35%
Foreclosed assets	4,272	3,886	3,835	-51	-1.31%	-10.23%
Prepaid expenses and deferred charges	64,174	131,468	88,282	-43,186	-32.85%	37.57%
Goodwill	4,344	0	0	0	*	*
Other	302,373	397,276	446,417	49,141	12.37%	47.64%
Reappraisal of assets	1,016,572	1,366,436	1,409,756	43,320	3.17%	38.68%

Total assets	34,575,797	40,352,139	40,433,152	81,013	0.20%	16.94%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,295,556	4,602,862	4,737,552	134,690	2.93%	10.29%
Checking accounts	3,942,212	4,178,023	4,412,591	234,568	5.61%	11.93%
Other	353,344	424,839	324,961	-99,878	-23.51%	-8.03%

Interest bearing	16,954,341	22,135,384	21,902,655	-232,729	-1.05%	29.19%
Checking accounts	434,101	573,206	528,325	-44,881	-7.83%	21.71%
Time deposits	6,094,573	9,762,294	9,201,605	-560,689	-5.74%	50.98%
Savings deposits	10,425,667	11,799,884	12,172,725	372,841	3.16%	16.76%

Total deposits	21,249,897	26,738,246	26,640,207	-98,039	-0.37%	25.37%
Overnight funds	1,597,834	572,336	1,184,992	612,656	107.04%	-25.84%
Bank acceptances outstanding	33,539	28,490	33,086	4,596	16.13%	-1.35%
Interbank borrowings	596,553	338,408	188,196	-150,212	-44.39%	-68.45%
Borrowings from domestic development banks	1,744,255	1,574,897	1,548,833	-26,064	-1.65%	-11.20%
Accounts payable	1,766,911	1,829,947	1,514,854	-315,093	-17.22%	-14.27%
Accrued interest payable	167,954	288,425	316,829	28,404	9.85%	88.64%
Other liabilities	359,418	405,085	342,164	-62,921	-15.53%	-4.80%
Bonds	1,455,778	2,214,666	2,215,261	595	0.03%	52.17%
Accrued expenses	543,035	424,947	401,423	-23,524	-5.54%	-26.08%

Total liabilities	29,515,174	34,415,447	34,385,845	-29,602	-0.09%	16.50%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,247,404	3,693,651	3,769,663	76,012	2.06%	16.08%
Appropiated	2,662,531	3,214,596	3,214,596	—	0.00%	20.73%
Unappropiated	584,873	479,055	555,067	76,012	15.87%	-5.10%

Reappraisal and others	1,475,888	1,825,836	1,869,158	43,322	2.37%	26.65%
Gross unrealized gain or loss on debt securities	(56,583)	23,291	14,572	-8,719	-37.44%	-125.75%

Total shareholder’s equity	5,060,623	5,936,692	6,047,307	110,615	1.86%	19.50%

Total liabilities and shareholder’s equity	34,575,797	40,352,139	40,433,152	81,013	0.20%	16.94%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Jun-08	Jun-09%		May-09	Jun-09%
Interest income and expenses
Interest on loans	1,741,734	2,017,481	15.83%	321,147	315,216	-1.85%
Interest on investment securities	135,038	197,796	46.47%	25,213	19,153	-24.04%
Overnight funds	23,679	22,303	-5.81%	1,963	2,156	9.83%
Total interest income	1,900,451	2,237,580	17.74%	348,323	336,525	-3.39%

Interest expense
Checking accounts	7,292	10,809	48.23%	1,711	1,633	-4.56%
Time deposits	240,799	387,378	60.87%	66,176	62,646	-5.33%
Savings deposits	267,521	261,570	-2.22%	38,168	35,327	-7.44%
Total interest on deposits	515,612	659,757	27.96%	106,055	99,606	-6.08%

Interbank borrowings	13,901	15,846	13.99%	1,448	938	-35.22%
Borrowings from domestic development banks	53,261	60,539	13.66%	9,001	8,451	-6.11%
Overnight funds	40,150	27,815	-30.72%	4,201	3,070	-26.92%
Bonds	68,138	112,204	64.67%	19,004	17,508	-7.87%
Total interest expense	691,062	876,161	26.78%	139,709	129,573	-7.26%

Net interest income	1,209,389	1,361,419	12.57%	208,614	206,952	-0.80%
Provision for loan and accrued interest losses, net	(290,381)	(466,474)	60.64%	(63,867)	(62,679)	-1.86%
Recovery of charged-off loans	25,295	56,771	124.44%	11,272	13,150	16.66%
Provision for foreclosed assets and other assets	(12,103)	(11,513)	-4.87%	(383)	(1,232)	221.67%
Recovery of provisions for foreclosed assets and other assets	13,572	30,400	123.99%	887	240	-72.94%

Total net provisions	(263,617)	(390,816)	48.25%	(52,091)	(50,521)	-3.01%
Net interest income after provision for loans and accrued interest losses	945,772	970,603	2.63%	156,523	156,431	-0.06%

Commissions from banking services and other services	55,337	58,807	6.27%	13,542	12,303	-9.15%
Electronic services and ATM’s fees, net	39,213	26,797	-31.66%	4,101	4,180	1.93%
Branch network services, net	46,465	49,717	7.00%	9,333	8,265	-11.44%
Collections and payments fees, net	67,289	77,796	15.61%	13,008	13,712	5.41%
Credit card merchant fees, net	5,452	5,058	-7.23%	429	1,368	218.88%
Credit and debit card fees, net	155,755	186,479	19.73%	30,986	32,617	5.26%
Checking fees, net	32,844	34,172	4.04%	4,591	5,732	24.85%
Check remittance, net	6,065	4,843	-20.15%	746	764	2.41%
International operations, net	15,571	19,164	23.07%	2,559	2,647	3.44%
Total fees and other service income	423,991	462,833	9.16%	79,295	81,588	2.89%

Other fees and service expenses	(50,004)	(50,975)	1.94%	(8,303)	(8,856)	6.66%
Total fees and income from services, net	373,987	411,858	10.13%	70,992	72,732	2.45%

Other operating income
Net foreign exchange gains	(53,482)	(107,806)	101.57%	(117,445)	(4,805)	-95.91%
Derivative Financial Instruments	182,943	67,706	-62.99%	107,542	1,158	-98.92%
Gains(Loss) on sales of investments on equity securities	40,727	—	*	—	—	*
Securitization income	21,844	27,162	24.35%	8,583	2,572	-70.03%
Dividend income	194,788	201,428	3.41%	24	—	*
Communication, rent payments and others	674	719	6.68%	102	104	1.96%
Total other operating income	387,494	189,209	-51.17%	(1,194)	(971)	-18.68%

Total income	1,707,253	1,571,670	-7.94%	226,321	228,192	0.83%
Operating expenses
Salaries and employee benefits	321,622	377,066	17.24%	62,747	68,221	8.72%
Bonus plan payments	49,544	14,683	-70.36%	1,876	1,948	3.84%
Compensation	12,908	8,720	-32.44%	1,217	1,631	34.02%
Administrative and other expenses	408,921	486,695	19.02%	79,349	69,826	-12.00%
Deposit security, net	20,862	31,317	50.12%	5,318	5,179	-2.61%
Donation expenses	485	408	-15.88%	46	48	4.35%
Depreciation	35,418	44,895	26.76%	7,667	7,668	0.01%
Total operating expenses	849,760	963,784	13.42%	158,220	154,521	-2.34%

Net operating income	857,493	607,886	-29.11%	68,101	73,671	8.18%
Goodwill amortization	8,165	1,841	-77.45%	172	—	*
Non-operating income (expense)
Other income	42,417	80,750	90.37%	3,961	11,905	200.56%
Other expense	(77,133)	(39,710)	-48.52%	(5,236)	(6,162)	17.69%
Total non-operating income	(34,716)	41,040	218.22%	(1,275)	5,743	-550.43%
Income before income taxes	814,612	647,085	-20.57%	66,654	79,414	19.14%
Income tax expense	(229,739)	(92,018)	-59.95%	(1,444)	(3,402)	135.60%

Net income	584,873	555,067	-5.10%	65,210	76,012	16.56%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 14, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance